

Mail Stop 3628

October 21, 2016

<u>Via E-mail</u>
Jeffrey P. Krasnoff
Chief Executive Officer
Rialto Commercial Mortgage Securities, LLC
790 NW 107th Avenue, Suite 400
Miami, Florida 33172

> **Re:** **Rialto Commercial Mortgage Securities, LLC**
> **Registration Statement on Form SF-3**
> **Filed September 26, 2016**
> **File No. 333-213805**

Dear Mr. Krasnoff:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Refer to General Instruction I.A.2. of Form SF-3.

2.   Please file the remainder of your required exhibits with your next amendment, including the forms of legality and tax opinions. If you are not in a position to file your legality and tax opinions with the next amendment, please provide draft copies for our review.

3.   Please confirm that all revisions made in the prospectus in response to our comments will be applied to the applicable transaction documents, as necessary. Please file your revised exhibits in an amendment prior to effectiveness.

4.   We note that footnote 2 to the Calculation of Registration Fee table on the cover of your registration statement indicates that you are registering an "additional" amount of securities, and that you also include a note referring to the utilization of registration fees paid in connection with "the prior registration statement." Please revise your disclosure to remove, or clarify the meaning of, the references to "additional" securities and "the prior registration statement."

5.   We note also that you intend to defer payment of registration fees pursuant to Securities Act Rules 456(c) and 457(s). Please revise your prospectus cover page to include a Calculation of Registration Fee table to be updated at the time of each Rule 424(h) prospectus to state the amount of securities being registered and the amount of the fee paid in connection with the offering. Refer to Securities Act Rule Rules 456(c) and 457(s) and Note 2 to the "Calculation of Registration Fee" Table of Form SF-3.

Form of Prospectus

Front Cover

6.   We note your statement that "[c]redit enhancement will be provided *[solely]* by certain classes of subordinate certificates" (*emphasis added*). However, your disclosure on page 41 states that "[o]ther than the subordination of certain classes of certificates . . . no other form of credit enhancement will be available for the benefit of the holders of the offered certificates." Please remove the brackets on the front cover or reconcile these statements.

7.   We also note your bracketed disclosure on page 53 and elsewhere throughout your prospectus regarding a possible interest rate or currency swap or other derivative instrument. Please revise the placeholder on the cover page of the prospectus to indicate that you will provide a brief description of the swap contract or other derivative instrument and the identity of the applicable counterparty for each applicable derivative instrument. Refer to Item 1102(h) of Regulation AB.

Summary of Terms

[Primary Servicer, page 25

8.   Please revise your bracketed placeholder to indicate that you will identify and provide information about the roles for each affiliated primary servicer and each unaffiliated

primary servicer that services 10% or more of the pool of assets as contemplated by Item 1108(a)(2) of Regulation AB. Please note that the 20% threshold in Item 1108(a)(3) applies to the additional disclosure required under Items 1108(b)-(e) of Regulation AB. Refer to Item 1103(a)(1) and Item 1108(a) of Regulation AB.

[Swap Counterparty, page 29

9.   Please revise your bracketed disclosure to state that you will provide the disclosure required by Item 1115 of Regulation AB, rather than Item 1114 of Regulation AB, as Item 1115 contains the disclosure requirements applicable to the contemplated derivative agreements.

[Certain Variances from Underwriting Standards, page 50

10.   We note your cross-reference to a description of underwriting guidelines under "Transaction Parties—The Sponsors and Mortgage Loan Sellers." Please revise your prospectus summary to provide summary disclosure about the underwriting guidelines used by the originator(s) in addition to the cross-reference. Refer to Instruction to Item 1103(a)(2) of Regulation AB.

Risk Factors, page 57

11.   Please confirm that the prospectus for each takedown will include only those risk factors that are applicable to the transaction and that such risk factors will be limited to only the most significant risks. Refer to Item 503(c) of Regulation S-K.

12.   It appears that some of your risk factors are general statements of fact, rather than a discussion of the risks associated with your offering. Your risk factors section should be a discussion of the most significant factors that make your offering speculative or risky and you should place risk factors in context so your readers can understand the specific risk as it applies to your offering. Refer to SEC Release No. 33-7497. As an example, consider the risk factor, "Potential Conflicts of Interest of the Master Servicer and the Special Servicer" on page 111. It is unclear from this statement what the risk to the investor is. (Note that this is only one example, and our comment applies to the entire risk factors section.) Please revise your risk factors, including risk factor subheadings, as necessary to provide the context needed to understand the risks disclosed. Refer to Item 503(c) of Regulation S-K.

Risks Relating to the Mortgage Loans

Limited Information Causes Uncertainty, page 89

13.   We note your disclosure that "additional ongoing information" regarding the offered certificates may not be available through any source other than the periodic reports to certificateholders, and that the limited nature of available information may adversely

affect liquidity. Please revise your disclosure to clarify what is meant by "additional ongoing information" that will not be included in the periodic reports, and explain why the absence of such information would make your offering speculative or risky.

The Mortgage Loans Have Not Been Reviewed or Re-Underwritten by Us . . . , page 91

14.　We note your statement that you, as depositor, have not conducted a review or re-underwriting of the mortgage loans that were sold to you by the sponsors. We also note the description on page 208 of your review of the Rialto Mortgage Loans. It is not clear from this disclosure how you will comply with Rule 193 for the loans that were sold to you by the other sponsors. Please revise your risk factor disclosure and the disclosure about your asset review to describe the asset review process that will be undertaken with respect to the mortgage loans that are in the pool that are not Rialto Mortgage Loans. Refer to Securities Act Rule 193 and Item 1111(a)(7) of Regulation AB.

Static Pool Data Would Not Be Indicative of the Performance of this Pool, page 92

15.　We note that you do not intend to provide static pool data. It is unclear why you have included a risk factor describing factors an investor should take into account when reviewing static pool information. It appears that this risk factor does not describe a risk related to your offering and should be deleted. If you believe, however, that investors should review static pool data subject to these factors, then please revise to provide the static pool information.

Description of the Mortgage Pool

General, page 138

16.　We note your disclosure on page 139 that "a Mortgage Loan will be considered secured by a multifamily property or properties if each multifamily property consists of a single parcel or two or more contiguous or non-contiguous parcels that have an aggregate of five or more residential rental units that are collectively managed and operated." This suggests that loans that would not satisfy the definition of "commercial real estate loan" under Regulation RR, such as the loans found in single-family rental securitizations, could be included in the asset pool. Please confirm that, if such loans are included in the asset pool, the sponsor will hold risk retention pursuant to Rule 4 of Regulation RR (standard risk retention), rather than through a third-party purchaser pursuant to Rule 7 of Regulation RR, or else revise your disclosure as appropriate to avoid the implication that the asset pool could include loans that would not satisfy the definition of "commercial real estate loan" under Regulation RR.

Additional Information, page 202

17. We note your bracketed disclosure stating that you will file asset-level information on Form ABS-EE. Please confirm the following with respect to the asset-level information you will file:

   • That at the time of filing your preliminary prospectus, the asset-level disclosure will be delivered to investors as part of the prospectus. Refer to Securities Act Rule 424(h) and Exchange Act Rule 15c2-8

   • That the Form ABS-EE filed incorporated into any prospectus will include all applicable data points and comply with the guidance provided in Information for Form ABS-EE Filings, available on the Division's website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

   • That each data point included in Form ABS-EE will conform to the definition of each item requirement.

   • That, if additional disclosure may be appropriate (either in the prospectus, or in any periodic report) to provide investors with clear disclosure about the assets in the pool, based on the facts and circumstances presented by the particular assets in the pool, you will provide those disclosures in Exhibit 103 to Form ABS-EE as additional data tags or explanatory narrative.

Transaction Parties

The Sponsors and Mortgage Loan Sellers

Rialto Mortgage Finance, LLC

Rialto Mortgage's Securitization Program, page 203

18. Please revise to describe the sponsor's material roles and responsibilities in the securitization program, including Rialto Mortgage's roles in pooling and servicing the assets and structuring the transaction. Please also confirm that similar disclosure will be provided for any other sponsor of an offering, as applicable. Refer to Item 1104(d) of Regulation AB.

Rialto Mortgage's Underwriting Standards and Loan Analysis, page 203

19. We note various references throughout your disclosure to the origination *or acquisition* of mortgage loans by Rialto Mortgage. Please revise your disclosure here, and throughout your prospectus as necessary, to include a description of the solicitation, credit-granting or underwriting criteria used to acquire (rather than originate) any pool assets, and the

extent to which such policies and criteria are or could be overridden. Refer to Item 1111(a)(3) of Regulation AB.

Review of Mortgage Loans for Which Rialto Mortgage is the Sponsor—Data Comparison and Recalculation, page 209

20.   We note your disclosure that you have engaged a third party to perform certain aspects of due diligence for the asset pool. Please confirm that, if you or an underwriter obtains a due diligence report from a third-party provider, you or the underwriter, as applicable, will furnish a Form ABS-15G to the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter has obtained. Refer to Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936) (Aug. 27, 2014).

The Asset Representations Reviewer, page 218

21.   We note your cross-reference to the section titled "Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties" for a description of the material affiliations between the asset representations reviewer and other transaction parties. Please confirm, and revise your prospectus as necessary to clarify, that the asset representations reviewer will not be affiliated with any sponsor, depositor, servicer, or trustee of the transaction, or any of their affiliates at all times throughout the lifetime of the transaction. Please also confirm that the asset representations reviewer will not be the same party or an affiliate of any party hired by the sponsor or underwriter to perform pre-closing due diligence work on the pool assets. Refer to Item 1101(m) of Regulation AB.

[Credit Risk Retention]

General, page 219

22.   Please include a placeholder or confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found. Refer to Rules 4(c)(1)(ii) and (c)(2)(ii) of Regulation RR.

[Qualifying CRE Loans], page 231

23.   Please confirm that you will file the certification relating to qualifying CRE loans if you intend to use the exemption under the risk retention rules. Refer to Rule 17(a)(10) of Regulation RR.

Description of the Certificates

Reports to Certificateholders; Certain Available Information

Certificate Administrator Reports, page 254

24.   Please confirm and revise to clarify that, after the November 23, 2016 compliance date, the asset-level information required by Item 1125 of Regulation AB will be filed on Form ABS-EE at the same time as, and incorporated by reference into, the Form 10-D. Refer to Item 1111(h) of Regulation AB and General Instruction D.3(a) of Form 10-D. Please also tell us if the asset-level information will be included in the distribution statements provided to certificateholders after the compliance date.

Information Available Electronically, page 259

25.   Please revise the list of "SEC EDGAR filings" to include the Form ABS-EE for offerings after the asset-level disclosure compliance date. Please also revise the disclosure in the section titled "Where You Can Find More Information" on page 446 to indicate that the Forms ABS-EE will be filed and available.

26.   We note your disclosure on page 260 that the certificate administrator will make available to specified parties via its website notice of resignation or termination of the asset representations reviewer and notice of the acceptance of appointment by the successor asset representations reviewer. Please revise your disclosure where appropriate to state that such notice will also be provided to investors in a timely Form 10-D filing.

Delivery, Form, Transfer and Denomination—Book-Entry Registration, page 264

27.   We note your disclosure that "certificateholders" of the certificates will be Cede &Co., as nominee of DTC and that certificate owners are only permitted to exercise their rights indirectly through DTC. Please revise your prospectus and the relevant transaction documents throughout as necessary to clarify that, for purposes of the asset representations review and investor communication shelf-eligibility requirements under General Instructions I.B.1(b) and (d) of Form SF-3, a "certificateholder" is the beneficial owner of the certificate, rather than Cede & Co. or DTC.

Pooling and Servicing Agreement

The Asset Representations Reviewer—Asset Review—Asset Review, page 348

28.   We note your disclosure that once an Asset Review of a Mortgage Loan is completed, no further Asset Review will be required of that Mortgage Loan. To the extent an asset representations review was conducted previously with respect to a Mortgage Loan, we do not object if such loan is not included in any further asset representations reviews, unless either such loan is the subject of a representation or warranty as of a date after the

Jeffrey P. Krasnoff
Rialto Commercial Mortgage Securities, LLC
October 21, 2016
Page 8

completion of the prior asset representations review or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. Also refer to Section V.B.3(a)(2)(c)(i)(b) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (Sep. 4, 2014). Please also revise your transaction documents where appropriate.

Limitation on Rights of Certificateholders to Institute a Proceeding, page 373

29.   We note your disclosure regarding various limitations on the rights of certificateholders to institute proceedings with respect to the pooling and servicing agreement and the certificates. We also note your disclosure on page 266 that Certificate Owners will be entitled to receive or have access to notices and information and to exercise certain rights as holders of beneficial interests in the certificates through the certificate administrator and the trustee to the extent described in certain enumerated sections of your prospectus, including the "Limitation on Rights of Certificateholders to Institute a Proceeding" section. Please revise your disclosure as necessary to clarify that these limitations will not apply to the exercise by investors (including Certificate Owners) of their rights pursuant to the investor communication, asset representations review and dispute resolution shelf-eligibility requirements in General Instruction I.B.1(b), (c), and (d) of Form SF-3. Alternatively, please advise.

Exhibits

Annexes A-1, A-2, A-3, B, C, D-1, D-2 and E

30.   Please revise to include language which indicates that these annexes are specifically incorporated into the prospectus.

Exhibit 4.1 – Form of Pooling and Servicing Agreement

Section 8.02(iii), page 344

31.   Section 8.02(iii) provides that "[n]either the Trustee nor the Certificate Administrator shall be under any obligation to exercise any of the trusts or powers vested in it by this Agreement or the Certificates or to make any investigation of matters arising hereunder or to institute, conduct or defend any litigation hereunder or in relation hereto at the request, order or direction of any of the Certificateholders, pursuant to the provisions of this Agreement, unless such Certificateholders shall have offered to the Trustee or the Certificate Administrator, as applicable, reasonable security or indemnity satisfactory to it, against the costs, expenses and liabilities which may be incurred therein or thereby..." Please revise the form of Pooling and Servicing Agreement, and elsewhere as necessary,

to indicate that such restriction will not apply to the trustee's or the certificate administrator's duties in connection with actions relating to repurchase requests and dispute resolution.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202) 551-3811 if you have any questions.

Sincerely,

/s/ Lulu Cheng

Lulu Cheng
Special Counsel
Office of Structured Finance

cc: Andrew Snow
        Rialto Commercial Mortgage Securities, LLC

        Frank Polverino
        Cadwalader, Wickersham & Taft LLP